UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE


Mail Stop 03-08

September 16, 2005

Eduardo Villegas Contte
Chief Financial Officer
Metrogas, Inc.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina

	Re: 	Metrogas, Inc.
		Form 20-F for the Fiscal Year Ended December 31, 2004 Forms 6-K for the Fiscal Quarters Ended June 30, 2005 and March
31,
2005
		File No.  1-13342

Dear Mr. Contte,

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Year Ended December 31, 2004

Item 5.  Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

1. In future filings, include quantification of the underlying accounts and a discussion of changes and trends associated with the underlying accounts in your discussion of critical accounting policies. For example, quantify the amount of expenses that you recorded in each period for allowances and discuss any trends or significant changes in your discussion of revenue recognition and accounts receivable. Also, discuss any asset impairments incurred as well as the reasons for significant changes and trends

Disclosure of Contractual Obligations

2. We note that you did not include an amount in the contractual obligations schedule for financial debt. All debt is classified as current on the balance sheet; therefore please include as such in future filings.

3. We note from Note 15.2 that you are obligated to pay Ps. 1,049 million for the entire period between 2009 and 2020 for firm transportation capacity under firm contracts. You only include transportation capacity obligations through 2009 on the table of contractual obligations and commercial commitments. Please include in future filings, payments due by period more than 5 years for all obligations as of the latest fiscal year end balance sheet in accordance with Item 5.F of Form 20-F.

Item 11.  Quantitative and Qualitative Disclosures About Market
Risk

4. Revise your discussion of interest rate risk related to debt obligations to comply with one of the three disclosure alternatives permitted by Item 11(a) of Form 20-F. These disclosure alternatives include a tabular presentation, a sensitivity analysis, or value at risk disclosures.

Item 18.  Financial Statements

Note 18.  Summary of Significant Differences Between Argentine
GAAP
and United States GAAP

5. Statements of comprehensive income prepared using either U.S.
GAAP
or home-country GAAP are required for both Item 17 and Item 18 issuers. These statements may be presented in any format permitted by FAS 130. Reconciliation to U.S. GAAP is encouraged, but not required. Please revise or advise us otherwise.

6. U.S. GAAP requires separate presentation of shareholders` equity components on the face of the balance sheet. Please include the following as a reconciling item:
* For each class of common shares state the number of shares issued or outstanding, as appropriate, and the dollar amount thereof;
See
Rule 5-02.30 of Regulation S-X;
* For other shareholders` equity items, separate captions shall be shown for: (1) additional paid in capital, (2) other additional capital, (3) retained earnings, and (4) prepaid dividends. See Rule
5-02.31 of Regulation S-X.

7. We note that you recorded an adjustment to the nominal value of long-term receivables and liabilities for Argentine GAAP purposes, but reversed for US GAAP purposes. Please further explain the components of the adjustment, if the adjustment relates to an impairment of long-lived assets, and why this adjustment was reversed for US GAAP purposes. See FAS 144. In addition, in Appendix B to the AICPA International Practices Task Force meeting by telephone on
March 6, 2002, the Task Force determined that receivable and loan balances of Argentine companies should be assessed for impairment based on current information and events.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or, in his absence, Donna Di Silvio, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief
??

??

??

??

Mr. Eduardo Villegas Contte
Metrogas, Inc.
September 16, 2005
Page 4 of 4


4